

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

Via E-mail
Donald Zakrowski
Vice President and Chief Accounting Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

      Re: Eli Lilly and Company
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 19, 2014
             File No. 001-06351

Dear Mr. Zakrowski:

We have reviewed your May 7, 2014 response to our April 10, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 4. Collaborations , page 53

1. Please refer to your response to our prior comment one:
   - You state "We account for our revenue arrangements that include multiple elements in accordance with ASC 605-25, Revenue Recognition - Multiple Element Arrangements." Please tell us whether you have any arrangements that are not considered revenue arrangements, and if so, tell us your accounting policy for the separation and allocation of these agreements.
   - You state "If multiple activities, rights, or deliverables do not have standalone value, they are combined into a single unit of accounting." As it is unclear how your reference to multiple activities and rights is contemplated under ASC 605-25, please revise your proposed disclosure to remove this reference or tell us why the activities and rights are distinct from deliverables. Further, please revise your disclosure to clarify your

accounting policy when you determine that a deliverable, rather than multiple deliverables do not have standalone value.

- You state "Operating expenses for costs incurred pursuant to these arrangements are reported in their respective expense line item, net of any payments made to or reimbursements received from our collaboration partners." Please tell us, and clarify in your proposed disclosure why you appear to account for these payments/reimbursements on a cash basis.

- Your disclosure addresses your policy regarding classification of profit-sharing payments. Please revise your proposed disclosure to also state your recognition policy.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant